UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 20, 2020

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Pausing the Company’s Regulation A+ Offering

On April 10, 2020, Elegance Brands, Inc., a Delaware corporation (the “Company”), announced that it has paused the Company’s ongoing Regulation A+ offering (the “Offering”) while it prepares and files an amendment to its offering circular on Form 1-A, SEC File No. 024-11164, which was filed with the SEC on February 27, 2020 to replace its Regulation A+ offering, SEC File No. 024-10897, which was originally qualified on December 26, 2018. The Company, which is presently going through the SEC review process, intends to file the amendment to the offering circular in April 2020. The Company intends to re-open the Offering as soon as it clears SEC comments and the Offering is re-qualified by the SEC.

Amended and Restated Certificate of Incorporation and Bylaws

On April 10, 2020, the Company filed an amended and restated certificate of incorporation (the “A&R Certificate of Incorporation”) with the State of Delaware, pursuant to which the Company consolidated certain of its previous amendments in order to revise its authorized common stock, par value $0.0001 per share (the “Common Stock”) and to (1) effect a previously accounted for 6.375-for-1 forward split, (2) authorize a total of 310,000,000 shares of capital stock, consisting of (i) 10,000,000 shares of “blank check” preferred stock, (ii) 200,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and (iii) 100,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”). The Class A Common Stock allows for one vote per share and is the stock that is being issued in the Company’s now-paused Regulation A+ offering. The Class B Common Stock allows for four votes per share and was previously referred to as the Company’s “super-voting common stock.”

On April 8, 2020, the Company’s board of directors also adopted amended and restated bylaws (the “A&R Bylaws”), so as to update the Company’s corporate governance standards and bring them in line with those of a publicly reporting company.

A copy of each of the A&R Certificate of Incorporation and A&R Bylaws is filed herewith as Exhibit 2.1 and Exhibit 2.2, respectively, and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

Amended and Restated Purchase Agreement

On April 8, 2020, the Company entered into an amended and restated share purchase agreement (the “A&R Share Purchase Agreement”) with Australian Boutique Spirits Pty Ltd., an Australian limited company (“ABS”), which amended and restated the original share purchase agreement (the “Original Purchase Agreement”) with ABS, dated December 3, 2019 (the “Effective Date”). Under the A&R Share Purchase Agreement, the Company agreed to purchase 100% of the issued and outstanding shares of ABS in exchange for payment of AUS$21,300,000 (approximately US$14,103,580), 60% of which will be payable in cash and 40% of which will be payable in shares of the Company’s Class A common stock, par value $0.0001 per share, with a deemed per share purchase price of US$0.50 per share. The Company previously made a fully-refundable deposit of AUS$2,500,000 (equivalent to US$1,712,500 at the then-prevailing AUD/USD foreign exchange rate) (the “Deposit”) under the Original Purchase Agreement. In consideration of the Deposit, the parties have agreed that from the Effective Date through September 30, 2020, ABS will not enter into negotiations with separate parties for the sale of ABS or its assets, thus allowing the Company a form of exclusivity until such time as the closing on the A&R Share Purchase Agreement shall occur. ABS is owned by Amit Raj Beri, the Company’s Chief Executive Officer.

Concurrently with entry into the A&R Share Purchase Agreement, the Company received a letter guaranty (the “Guaranty”) from ABS and Mr. Beri and entered into a charge over shares agreement (the “Charge Over Shares Agreement”) with ABS and Mr. Beri, each dated April 8, 2020, pursuant to which ABS and Mr. Beri pledged the shares of ABS as guaranty that the Deposit would be returned to the Company within 20 days in the event the A&R Share Purchase Agreement is not timely closed.

The Company and ABS have obtained a business valuation and reasonableness report dated March 12, 2020, prepared by Moore Stephens Perth Corporate Service Pty Ltd. (“Moore Stephens”), which valued ABS based on a multiple of between seven and ten times its approximately AUS$3.0 million of assessed earnings before interest and taxes (“EBITDA”), or between approximately AUS$21.3 million and AUS$30.0 million. Closing of the acquisition of ABS is subject to certain conditions, including completion of an audit of the financial statements of ABS for the two fiscal years ended December 31, 2019.

A copy of each of the A&R Share Purchase Agreement, the Guaranty and the Charge Over Shares Agreements is filed herewith as Exhibit 6.1, Exhibit 6.2 and Exhibit 6.3, respectively, and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference. A copy of the Moore Stephens business valuation report is filed herewith as Exhibit 6.4 and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

Appointment of New Chairman

On April 7, 2020, Stan Bharti, the Company’s then-chairman, submitted his resignation to the Company. Mr. Bharti resigned for personal reasons and not due to any dispute with the Company. On April 8, 2020, the Company’s board of directors appointed Mr. Amit Raj Beri to the position of Chairman. Mr. Beri will continue in his roles of President and Chief Executive Officer.

Appointment of CFO and Director

On April 8, 2020, the Company’s board of directors also appointed Ram Venkat, our Chief Financial Officer, to the position of director on the board of directors. Mr. Venkat had been appointed to the position of the Company’s Chief Financial Officer on March 20, 2020.

Termination of Memorandum of Understanding

On March 25, 2020, the Company notified Lifestyle Global Brands Limited (“Lifestyle”) that effective March 31, 2020 the non-binding memorandum of understanding, dated September 13, 2019 (the “MOU”), between the Company and Lifestyle would terminate. The MOU, which contemplated a potential business combination between the Company and Lifestyle, was terminated by the Company as certain conditions to the transaction were not fulfilled by Lifestyle within the 180 days required under the MOU.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	April 10, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation, filed April 8, 2020.
2.2	Amended and Restated Bylaws, dated April 8, 2020.
6.1	Amended and Restated Share Purchase Agreement, dated April 8, 2020, between Elegance Brands, Inc. and Australian Boutique Spirits Pty Ltd.
6.2	Letter Guaranty, dated April 8, 2020, from Australian Boutique Spirits Pty Ltd. and Amit Raj Beri.
6.3	Charge Over Shares Agreement, dated April 8, 2020, between Elegance Brands, Inc., Australian Boutique Spirits Pty Ltd. and Amit Raj Beri.
6.4	Business Valuation and Reasonableness Report of Moore Stephens Perth Corporate Services Pty Ltd.

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